UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Stereotaxis, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36159	94-3120386
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4320 Forest Park Avenue; Suite 100; St. Louis, MO 63108

(Address of principal executive offices) (Zip Code)

Karen Witte Duros

314-678-6100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01	Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Stereotaxis, Inc. (“Stereotaxis”, the “Company” or “we”) for the year ended December 31, 2013, is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Capitalized terms not otherwise defined herein are defined in the Rule.

Stereotaxis designs, manufactures and markets robotic systems and instruments for use primarily by electrophysiologists for the treatment of abnormal heart rhythms know as cardiac arrhythmias. Stereotaxis has determined that certain of our products contain “necessary conflict minerals.” This term means that Conflict Minerals as defined in the Rule (columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, all of which are collectively referred to as “Conflict Minerals”) are present in certain products we manufacture or contract to manufacture and are used to achieve the required function, use, or purpose of those products.

Stereotaxis Conflict Minerals Policy

Stereotaxis endeavors to have a DRC conflict free supply chain, and is committed to sourcing products and materials from conflict-free sources. We expect our suppliers to have policies and processes in place to be able to trace the source of their materials and products to ensure that any Conflict Minerals contained in products we purchase from our suppliers do not originate from sources in the Democratic Republic of the Congo (“DRC”) or adjoining countries (collectively, “Covered Countries”) that directly or indirectly finance or benefit armed groups in the Covered Countries.

Stereotaxis has adopted a Conflict Minerals Policy, which is publicly available on our corporate website at http://www.stereotaxis.com/legal/. Additionally, our Conflict Minerals Policy has been communicated to our suppliers.

Reasonable Country of Origin Inquiry

Stereotaxis conducted a good faith Reasonable Country of Origin Inquiry (RCOI). The RCOI was designed to determine if the necessary conflict minerals used in our products originated in the Covered Countries, or come from recycled or scrap sources. The RCOI consisted of:

•	Identification of applicable products, components, and associated suppliers.

•	Supplier engagement through contacting applicable suppliers and inquiring about their awareness and knowledge of Conflict Minerals law and regulation, inquiring about presence of Conflict Minerals in their products, making them aware of our Conflict Minerals Policy, and requesting the supplier provide us with a completed copy of a EICC/GeSI Conflict Minerals Reporting Template. The EICC-GeSI Conflict Minerals Reporting Template was created by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative as a common means for the collection of sourcing information related to Conflict Minerals. This Template is consistent with EICC and GeSI’s related activities including the Conflict Free Smelter (CFS) Program.

•	Follow up with suppliers until such time as the requested data and/or a response was received.

•	Review of supplier responses for completeness and credibility and identification of weak or incomplete responses.

Results of Reasonable Country of Origin Inquiry

A total of 213 suppliers and original equipment manufacturers in our direct supply chain were contacted. These suppliers represented the sources for 100% of materials and components purchased for the manufacture or assembly of our products, which either had Conflict Minerals in them or for which we did not know whether the material or component contained Conflict Minerals.

Based on these responses, 46% of the suppliers confirmed that the materials and components supplied to us either do not contain Conflict Minerals, or the Conflict Minerals do not originate in the Covered Countries, and therefore, are conflict-free. The remaining 54% of suppliers responded that they did not know whether the Conflict Minerals contained in the products supplied by them originated in the Covered Countries or did not respond to our RCOI. Many of our direct suppliers have extensive, multi-tier upstream supply chains for the procurement or manufacture of their products. The responses from these suppliers indicated that their own Reasonable Country of Origin Inquiries or Conflict Minerals due diligence efforts are not complete at this time. A substantial majority of such suppliers reported that their company has a Conflict Minerals Policy.

Because many of our suppliers reported uncertainty as to the sources of our necessary conflict minerals, Stereotaxis concluded that such sources are “DRC conflict undeterminable” at this time. Stereotaxis intends to continue its Reasonable Country of Origin Inquiries and due diligence measures to determine the sources of necessary conflict minerals used in our products.

The Company has filed a Conflict Minerals Report as Exhibit 1.02 to this Form SD. The information discussed in this Form SD and the Conflict Minerals Report are available at http://www.stereotaxis.com/legal/. The website and the information accessible through it are not incorporated into this Form SD.

Item 1.02	Exhibit

See Exhibit 1.02 to this Form SD, incorporated herein by reference.

Item 2.01	Exhibits

1.02	Stereotaxis, Inc. Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STEREOTAXIS, INC. (Registrant)

By:	/s/ Karen Witte Duros	May 30, 2014
	Name: Karen Witte Duros Title: Sr. Vice President and General Counsel	(Date)